UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

Azul announces lease of two used freighter aircraft

Boeing 737-400F to offer greater flexibility and support rapid growth of Azul's cargo unit

São Paulo, April 11, 2018 – Azul announces the lease of two used Boeing 737-400F to support the rapid growth of its cargo business unit, Azul Cargo Express. Both aircraft are expected to be delivered during the second half of this year. As a result, Azul Cargo Express will have additional capacity and greater flexibility to provide customized solutions for its growing customer base.

"We have decided to order these freighter planes because we see the need to have some dedicated narrowbody aircraft to support the growth of our cargo business. The 737 is the only narrowbody freighter option in the market and was chosen because of the model’s low ownership cost combined with its superior capacity and unbeatable reliability track record. With these planes, we'll have greater versatility based on the needs of our clients, and we will also be able to offer new services, such as air charter. With no doubt, these cargo planes will support our fast expansion," notes Izabel Reis, director of Azul Cargo Express.

The 737-400F can hold up to 20 tons of cargo. With more capacity and higher flexibility, Azul Cargo Express expects to grow revenues by 40% this year, expanding its service offering throughout Brazil. In 2017, Azul's cargo business registered a 49% revenue growth compared to the previous year.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 739 daily flights to 105 destinations. With an operating fleet of 120 aircraft and more than 10,000 crewmembers, the company has a network of 207 non-stop routes as of March 31, 2018. This year, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and in 2017, the Company was elected best low cost carrier in South America for the seventh consecutive time by Skytrax. Azul also ranked as most on-time airline in Brazil and most on-time low-cost carrier in the Americas in 2017 according to OAG's Punctuality League, the industry's most comprehensive annual ranking of on-time performance. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 10, 2018

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer